FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

Legion Works, Inc.

Delaware

(State or other jurisdiction of incorporation or organization)

Legion Works Inc.

4275 Executive Square, Suite 200

La Jolla, CA 92037

(Issuer’s address )

(619) 452-1542

(Issuer’s telephone number, including area code)

84-3854992

Employer Identification Number

In this report, the term “Legion Works,” “we,” “us,” “our,” or “the Company” refers to Legion Works, Inc. and its subsidiaries on a consolidated basis. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “project,” “anticipate,” “intend,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following report have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements

Item 1. Management’s Discussion and Analysis

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. The following discussion relates to Legion Works’ financial condition and results of operations and includes unaudited financial data for the two six months periods ended June 30, 2025 and June 30, 2024, and should be read in conjunction with our financial statements and the related notes included in this semiannual report.

Overview

Legion Works, Inc. was incorporated on November 20, 2019, as a Delaware corporation. The Company was formed for the purpose of building and buying online software products, and aiming to grow these products through a combination of product development, sales and marketing. The Company aims to find and develop business opportunities primarily in online software, including, but not limited to, marketing and sales software tools as well as e-commerce and online marketplaces. Since the Company’s founding, the technology market dynamics and opportunities have changed. While its original focus was on Software as a Service (“SaaS”), the cost of acquiring and developing SaaS products as well as the time required to reach sustainable revenue levels means the Company has had to regularly evolve its focus. The Company has had to remain flexible to changing market dynamics in seeking online opportunities that it believes are ripe for innovation, where it believes it has the expertise to pursue such opportunities, and where it can afford to execute products and businesses given its current resources.

During the six month period ended June 30, 2025, management focused on day to day operations of Legion Works and each of its subsidiaries, working to try to stabilize the revenue and sales levels of its subsidiaries in a challenging market, conducting R&D on new products, researching possible companies to acquire and managing its reporting responsibilities under Regulation A and generally accepted accounting principles. Company management also spent considerable effort and time on determining possible capital raising options including raising through Regulation CF, public capital markets and privately from venture and private equity investors. Management has prioritized a focus on trying to raise additional capital through private channels. As of June 30, 2025, the Company was considering working with an outside partner in its attempts to raise additional capital through private channels. In June 2024, the Company sold certain assets of its subsidiary Growth Collective. As part of this sale, the Company retained the technology platform behind Growth Collective. Per the terms of the transaction, the corporate name of the subsidiary was changed from Growth Collective Solutions, Inc. to Expedition Community Inc. Management used the proceeds from the partial sale of assets of Growth Collective to support the research and development of new products or services, as mentioned in the paragraph above. For details regarding this sale, see below “Liquidity and Capital Resources.”

1

Company management will continue to focus its resources on its subsidiaries and products they deem to have the best chance of achieving profitable growth and a return on its capital investment. Additionally, the Company continues its research and development efforts to determine where to allocate its development and sales/marketing time and resources across established products, beta products, and wholly new products. Finally, the Company continues to research additional possible acquisitions. Given challenges the Company and other similar companies have had in acquiring early-stage companies in more speculative markets, Management has focused its acquisition efforts on companies that have a longer history and operate in more durable software and software enabled markets. As of June 30, 2025, the Company was considering trying to raise capital to enable such acquisitions.

Management and the Board of Directors decided in the first half of 2024 to close its subsidiary Convert More Solutions, Inc. Management and the Board of Directors determined that completing the technology (OnboardFlow) within this subsidiary and bringing it to market at scale would require significant additional resources that would be better spent on other products and subsidiaries.

The Company’s ability to continue as a going concern is dependent on the Company’s ability to grow its revenue and generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its shareholders or other sources, as may be required. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises the risk that the Company may not continue as a going concern.

Operating Results

The Company had a net loss of $504,438 for the six months ended June 30, 2025 (“Interim 2025”), compared to net income of $633,797 for the six months ended June 30, 2024 (“Interim 2024”), as a result of the sale of certain assets at a gain of $1,580,796 during Interim 2024. As discussed below in “Sources of Revenue,” the Company has seen a 22% decrease in revenue in Interim 2025 compared to Interim 2024, however, that decrease has been offset by decreased expenses related to hiring and retaining employees. This reduction is the result of the Company not owning and operating the Growth Collective platform in Interim 2025 and, therefore, not booking revenue within that subsidiary. Additionally, the Company reduced ad spend and headcount during Interim 2025 compared to Interim 2024. Further, an important aspect of the Company’s business, and its ability to generate revenue, continues to be impacted by the higher cost to acquire users and customers given changes in algorithms by Google and Meta, and traffic changes caused by ChatGPT and other AI platforms The Company’s attempts to hire growth marketing agencies to help find new marketing channels and optimize existing marketing channels have been unsuccessful. These attempts have been expensive and have resulted in lower ROI on ad and marketing spend as well as instances of poor ethical behavior by said agencies. See also “Key Trends,” below.

Results of Operations for the Six Months Ended June 30, 2025 Compared to the Six Months Ended June 30, 2024

Revenues

The Company’s revenue for Interim 2025 was $637,832 compared to $822,718 for Interim 2024. The Company’s revenue on a consolidated basis for Interim 2025 came from the operations of Hello Bar, LLC (“Hello Bar”) and Dealify, Inc. (“Dealify”). The Company saw a 22% decrease in revenue due to a decrease in business and to the sale of assets of Growth Collective in June 2024. While the Company had forecasted some of these concerns in previous filings, it had underestimated the scope. We provide additional information regarding the Company’s performance during Interim 2025 below in “Sources of Revenue.”

Revenue Recognition

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon management’s analysis of the subscriber contracts, historically, the contracts for its software products are renewed on average over a seven-to-twelve-month period. The Company also recognizes revenue from the sale, leasing or licensing of software, which is accounted for as a long-term contract if significant customization or modification is involved. Otherwise, revenue from the sale, leasing or licensing of software will be recognized when there is persuasive evidence an arrangement exists, delivery has occurred, the Company’s price is fixed or determinable, and collection of the sales price is probable. The Company also recognizes revenue from the monetization of its platform applications once performance obligations as required under our customers’ contracts have been satisfied.

2

Sources of Revenue

The Company generates revenues by allowing its customers to use multiple interactive software platforms or online websites, including Hello Bar, Subscribers, and Dealify. In interim 2024 the Company also generated revenue within Growth Collective. The Company did not generate revenue within Growth Collective in interim 2025 given the sale of specified assets of Growth Collective in 2024.

The Company’s revenue has been impacted by macro-economic trends during 2024 and the six months ended June 30, 2025. Overall, with uncertainties about the economy and a possible recession, we continued to see reduced marketing spending from our customers. Given that our tools are primarily for marketers, this has meant lower conversion rates and a decline in revenue within each of our subsidiaries.

During Interim 2025 it was common for U.S. based customers and partners to express that they were waiting to see the new policies from a new Presidential administration before considering increasing spend again. During interim 2025, the Company witnessed customers continuing to be cautious about spending, and its e-commerce customers started to become particularly concerned given new and impending tariffs. The Company has long had many small e-commerce companies as customers. The Company believes these e-commerce companies have faced difficulties given impending tariffs and have adopted a “wait and see approach.”

Many of the Company’s customers are start-ups or are agencies who serve start-ups. Our customers were impacted by a lag in venture capital investing in 2024 and the six months ended June 30, 2025, which meant that many of these customers were unable to raise additional capital, and also suffered from revenue headwinds. This resulted in slower acquisition rates of new customers, reductions in revenue per customer, and higher rates of attrition. While the Company has witnessed an increase in funding into early-stage start-ups, it has also seen that much of this funding is focused on AI focused companies and platforms. The Company has not yet had success in marketing and selling to this new breed of companies at scale.

A number of well-funded and highly focused competitors have continued to aggressively target the Company’s subsidiaries, pursuing subsidiary keywords, driving up the cost of paid acquisition, and offering competitive features or services. Finally, many advertising partners continued sending lower quality traffic, resulting in lower conversion rates (the percentage of website visitors who purchase a product). The Company continues to work diligently with these partners to increase the quality of the traffic, but these efforts have been met with limited help from those partners.

When combined, these dynamics and the Company’s inability to raise additional capital resulted in a reduction of overall sales and marketing budgets as well as a smaller sales and marketing team.

Interim 2025 saw some stabilizing of web traffic to Hello Bar, Subscribers and Dealify after continuous declines in traffic in previous years. However, these subsidiaries continue to have a larger number of customers churning out than new customers registering. This is, likely, due to a variety of factors such as increased competition, previous year declines, and less marketing spend by the Company’s historic customer segments. Additionally, the Company has seen customer resistance to price increases. While some industries and companies have been able to increase prices to absorb rapidly increasing costs, the Company’s subsidiaries have faced customer friction in its attempts to do so.

In 2024 and Interim 2025, the Company attempted to outsource some of its marketing and customer acquisition efforts to independent experts and agencies. This was an attempt to reduce overall costs while being able to partner with experts. These efforts have proven to be unfruitful and have actually set the Company further back as these experts and agencies delivered poorer results than what we were driving internally. Additionally, on a few occasions, these experts and agencies engaged in poor behavior and resulted in Management having to spend considerable time and energy repairing relationships and recovering money.

Management continued to spend a significant portion of its time on non-revenue generating activities in the first half of 2025 given its many general corporate and compliance responsibilities under Regulation A+.

3

In sum, given market and macroeconomic challenges, financial impacts to customers, limited funds raised, and aggressive competitor activity, the Company did not achieve the revenue levels planned by management. Unlike some competitors in the industry and market, management is disciplined in the Company’s spending. Consequently, we believe we have the capital to continue to execute our business plan.

Hello Bar continues to be marginally profitable although those profit levels have been reduced. Dealify remains in “startup” phase, and the subsidiary has been challenged by changes in Facebook’s advertising, resulting in lower quality traffic and higher rates of fraudulent traffic. The Growth Collective subsidiary sold a portion of its assets to a competitor. The remaining subsidiary and assets, now known as Expedition Community Inc, are currently in a research and development or “startup” phase for new products. Management expects to see further losses for the foreseeable future while we look to stabilize our current products, consider building and go-to-market of new markets, and establish our niche markets.

Operating Expenses

Operating expenses for Interim 2025 were $907,578 compared to $1,338,347 for Interim 2024 reflecting the Company’s efforts to cut costs.

Salaries and Wages

The Company’s largest expense was salaries and wages, incurring $389,224 in Interim 2025, compared to $623,029 in Interim 2024. Despite challenges in the tech market, high inflation, and the increasing cost of living, the salaries required to attract and retain talented individuals in the tech industry remain relatively high. Management and key employees did not receive salary increases in 2024 nor in Interim 2025. The overall reduction in salaries was largely based on the Company reducing the size of its team given the sale of the Growth Collective assets and the underperformance of the Hello Bar subsidiary. These reductions have required Management to take on additional workload.

Contractors

While the Company relied on contractors rather than hire full-time employees, it reduced contractor expenses from $193,150 in Interim 2024 to $121,620 in Interim 2025. The decrease in contractor expenses was due to the Company eliminating contractors which it deemed were under-performing.

Advertising and Marketing

The Company reduced advertising and marketing expenses from $150,489 in Interim 2024 to $111493 in Interim 2025. This was largely attributable to the sale of Growth Collective’s assets, since Growth Collective was advertising on Google. The other factor was Dealify, where conscious efforts were made to make advertising spend more efficient and to reduce inefficient campaigns

Amortization

During Interim 2025, we recognized $264,351 as an incurred expense through amortization of our acquisitions compared to $329,420 for Interim 2024.

Net Income/(Loss)

During Interim 2024, the Company had a net income of $633,797, attributable to the sale of Growth Collective’s assets, which resulted in recognition of a non-recurring gain of $1,580,796. Without considering the non-recurring gain, the Company had a net loss in Interim 2024 of $946,999, compared to a net loss in Interim 2025 of $504,438. The reduced net loss was mainly due to reduced expenditures as discussed above, as well as increased interest and investment income on excess idle funds.

4

Liquidity and Capital Resources

As of June 30, 2025, the Company had net cash and cash equivalents of $2,865,566 compared to $2,608,436 as of December 31, 2024. The Company does not generate sufficient revenue to cover all of its operating expenses at this time and does not expect to do so in 2025. Hello Bar generates sufficient revenue for its own operating expenses, and also pays for some of the salaries of Legion Works employees. To date, the Company’s largest source of funding has been the proceeds from its offering under Regulation A, which closed on January 9, 2024. , The proceeds from the Regulation A offering were used to fund the acquisition of Hello Bar, Convert More, Dealify and Growth Collective, as well as attempt to grow these subsidiaries and conduct R&D on new possible products, as well as fund operational efforts at Legion and its subsidiaries during the first half of 2025. As of June 30, 2025, Legion owns 100% of Hello Bar LLC, 90% of Expedition Community, Inc., formerly known as Growth Collective Solutions, Inc., and 94% of Dealify, Inc.

Proceeds from the Sale of Growth Collective Assets

On June 18, 2024, the Company sold certain assets of Growth Collective to Toptal, LLC (“Toptal”), for an aggregate sales price of $2,250,000, with $900,000 paid upon closing. The remaining $1,350,000 will be paid in four installments of $337,500 every six months over a twenty-four-month period without interest. The first and second instalments of $337,500 were received on January 3, 2025 and June 18, 2025, respectively. The assets sold were composed of domain names; the related website; accounts; lists, including a list of current engagements; leads; contracts; content (i.e., videos, images, audio files); software and source code for the website and related accounts; intangible assets needed to operate the website; operating documents and data needed to operate the business; and related intellectual property. Additionally, the Company entered into a Transition Services Agreement with Toptal under which the Company shall provide services for no additional consideration except for expenses related to hourly wages paid to independent contractors. Our obligations under this agreement were fulfilled in 2024, and the was reimbursed $40,129 in 2024 for work during that period. Copies of the Asset Purchase Agreement and Transition Services Agreement and Amendment No. 1 to the Asset Purchase Agreement are filed as Exhibits 6.3 and 6.4 to this Semiannual report on Form 1-SA. Management intends to use the proceeds from the sale of Growth Collective’s assets to research and potentially develop new products and/or services that it believes the Company may be able to bring to market with its available resources. At the end of 2024 and during Interim 2025, research and development was focused on a DTC supplement brand and an AI for FAQ software tool. Any consideration of larger acquisitions would require the Company to raise additional capital or contemplate debt.

In Interim 2025, the Company researched additional possible acquisitions. In continuation of its business plan, these efforts have focused on regions with lower multiples than large U.S. tech markets. The Company has particularly focused its acquisition research in Europe and smaller U.S. markets. As of June 30, 2025, the Company had three non-binding Letters of Intent in place. These LOIs are for companies with longer operational histories and each operates in what the Company believes will be more durable markets. As of June 30, 2025, the Company had started due diligence on these companies and was starting to try to raise the necessary capital to complete these acquisitions should they pass due diligence. As of June 30, 2025, the Company believed it had the capital and potential to raise additional debt capital to be able to fund one or two of these acquisitions. Given that these companies have a history of profitability, the Company believes that acquiring one or two of these companies could help the Company reduce its monthly capital burn and, therefore, maintain or extend its runway. Each LOI is non-binding and Management plans on extensive due diligence prior to the execution of any deals. As of September 15, 2025, the Company believes that one company will pass due diligence, one will not, and one will, but would require greater funding than the Company believes it can raise in a timely manner.

The Company believes it has the necessary capital to fund operations for the next twelve months. However, as discussed above, we have observed downward pressure on our revenue due to many of our customers experiencing lower revenues and funding levels, decreased internet traffic, lower return on investment from our paid marketing efforts, less spend on sales and marketing, increased competition, a smaller team and the continued challenge of management being able to balance its time and energy between growth activities and its corporate and compliance responsibilities. Any change in these factors or the overall economy could have a material impact on our business plan, results of operations and financial condition.

5

The Company does not have any revolving credit facilities or other debt with which to fund its operations. If the Company is not able to generate enough revenue to fund operations, or to raise enough capital through the sale of its securities, including potential private offerings or debt, it may not be able to implement all phases of its business plans. There is no assurance that the Company will generate sufficient revenue now, or in the future, to sustain its operations without additional capital or that such funds, if available, will be obtainable on terms satisfactory to the Company.

Key Trends

The Company sees continued interest in marketing and sales software products and services as well as for other products it is considering building or buying in the market. The technology market continues to be robust, though the Company recognizes that a large percentage of the activity in the technology market is focused on AI.

The economy during 2024 and early 2025 impacted the Company in a number of ways. Overall, broad concerns about the economy resulted in our customers being more hesitant to renew their business with our subsidiaries. Further, attracting new customers became more difficult and expensive given increased competition and lower conversion rates given that potential customers have less cash and have found it more difficult to raise capital. Continued changes across marketing platforms such as Google and Meta have increased the costs of acquiring new customers. Moreover, the Company has found that hiring employees, especially those with strong leadership skills and experience, has been difficult. While the Company has not provided salary increases to management or key employees, management recognizes that these employees face cost pressures from continued high inflation and personal and family obligations that may require them to seek out opportunities that pay higher salaries. The Company is also seeing increased costs related to health care and other benefits that are provided to employees as part of the Company’s effort to hire and retain

The Company – and its ability to generate revenue – continued to be adversely impacted by changes made by Facebook, Google, and Apple with respect to tracking internet activity and privacy. The cost of paid ads on Facebook and Google remained high in Interim 2025, increasing the cost of acquiring new customers. Organic marketing techniques, such as Search Engine Optimization, were impacted by increased competition for keywords the business has historically ranked for, algorithmic changes by Google, and behavior changes stemming from the rise of AI and platforms like ChatGPT. Management believes these impacts to organic and inorganic customer acquisition were widespread across markets and industries and not isolated to the business itself.

These trends not only have impacted the Company and its subsidiaries but have also impacted the Company’s customers. Many of the Company’s customers have expressed concerns about the rising costs of operating their businesses, the continued increases on the costs of acquiring customers and concerns about disruptions being caused by AI. Further, in Interim 2025, continued inflation and concerns about tariffs caused fears for customers of Hello Bar and Subscribers.

Like many organizations, the Company is adjusting to the impact of AI (Artificial Intelligence) in its various markets. The Company seeks to use AI to automate some of its activities. For example, the Company has tested AI within its marketing efforts as well as for its technology development efforts. The Company has seen limited initial results from these activities. AI coding tools still have significant limitations and AI tools have created much additional noise within marketing channels. The Company continues to look to develop AI features for existing products as well as determine if it can create new standalone AI products. The Company has been conducting R&D on an AI FAQ tool for e-commerce companies.

The Company was unable to achieve its fundraising target in its most recent fundraising efforts in 2023 and early 2024. For this reason, the Company had to reduce marketing spend and exercise strong judgment in how best to deploy its time and money. Management ultimately decided in 2024 that its efforts would be better spent on current products and R&D of new products rather than considering acquisitions. While the Company worked diligently in R&D to create new products, these products were not yet producing revenue in 2024.

While the Company faced significant market challenges in Interim 2025, it also believes its overall business plan and managerial discipline position it well to navigate these challenges. The Company believes that its leadership team has experience navigating market uncertainties, since they have built companies in both markets fueled by tailwinds and challenged by headwinds.

6

The Company believes that the challenges of 2024 continue to exist in 2025. Management observed renewed optimism in the first quarter of 2025 after the presidential election in 2024. At that time, it seemed that companies were beginning to invest in marketing and sales efforts once again. However, more recent government actions in the U.S. have created concerns about 2025. On a macro level, the Company has concerns that there is now an increased likelihood for recession. This could have an impact on the Company’s ability to attract and retain customers as well as to raise additional capital. Further, the Company has customers in e-commerce as well as agencies and other companies that serve e-commerce websites and brands. Given that many of these companies rely on international supply chains, the Company is concerned that some of its customers will need to reduce their marketing spend and/or shutter. Given these concerns, the Company has been attempting to expand its efforts in Germany and Europe. It has been trying to establish partnerships with European companies, to explore the acquisition of European based businesses that may be less impacted by current trade confusion in the U.S., and to seek opportunities to grow its marketing and operations in Europe. The Company remains committed to its mission and continues to balance resources spent on stabilizing and growing existing products with the development and/or go-to-market of new products and/or services that it believes will strengthen its position in the market.

Item 2. Other Information

None.

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Item 3. FINANCIAL STATEMENTS (UNAUDITED)

LEGION WORKS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

 (A Delaware Corporation)

8

LEGION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

	June 30,	December 31,
ASSETS	2025	2024
Current Assets:
Cash and cash equivalents	$2,865,566	$2,608,436
Accounts receivable, net	$491	$41,435
Prepaid expenses	$32,822	$6,269
Interest on Notes Receivable	$-	$155,121
Notes Receivable (current portion)	$537,404	$643,199
Other Current Assets	$-	-
Total Current Assets	$3,436,283	$3,454,461

Non Current Assets:
Intangible assets	$3,584,025	$3,584,025
(Less accumulated amortization)	$(2,950,840)	$(2,686,489)
Notes Receivable	$-	$289,301
Total Non Current Assets	$633,185	$1,186,837

Other Assets:
Property plant and equipment	$20,178	$20,178
(Less accumulated depreciation)	$(16,096)	$(14,736)
Total Other Assets	$4,082	$5,442

TOTAL ASSETS	$4,073,550	$4,646,740

LIABILITIES AND OWNER'S EQUITY
Current Liabilities:
Accounts payable	$84,675	$70,149
Accrued payroll	$4,616	$6,899
Deferred Revenue	$63,083	$69,640
Other Current Liabilities	$39,291	$62,582
Total Current Liabilities	$191,665	$209,271

TOTAL LIABILITIES	$191,665	$209,271

Minority interests in earnings of subsidiaries	$(209,962)	$(182,878)

Stockholders' Equity:
Super Voting Common Stock, $0.0001 Par Value; 20,000,000 Shares Authorized; 9,350,000, Issued and outstanding as of June 30, 2025 and December 31, 2024.	$935	$935
Voting Common Stock, $0.0001 Par Value; 80,000,000 Units Authorized; 4,705,935 and 4,705,828 Issued and Outstanding, as of June 30, 2025 and December 31, 2024, respectively.	$470	$470
Additional paid-in capital, net of capital raise expenses	$10,660,126	$10,684,188
Retained earnings	$(6,569,684)	$(6,065,246)
TOTAL STOCKHOLDERS’ EQUITY	$4,091,847	$4,620,348

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,073,550	$4,646,740

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LEGION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	June 30,
	2025	2024

REVENUE
Revenue	$637,832	$822,718
Cost of Revenue	$136,605	$175,250
GROSS PROFIT	$501,227	$647,468

OPERATING EXPENSES
Advertising and marketing	$111,493	$150,489
Bank charges and fees	$6,036	$6,250
Contractors	$121,620	$193,150
Dues and subscriptions	$102,509	$150,090
General and administrative	$9,105	$28,405
Insurance	$21,716	$18,471
Office supplies and software	$6,207	$12,956
Payroll fees and taxes	$26,119	$43,386
Professional and legal	$104,325	$102,006
Rent	$1,586	$1,087
Salaries and wages	$389,224	$623,029
Transportation	$7,638	$9,028
TOTAL EXPENSES	$907,578	$1,338,347

OTHER (INCOME) & EXPENSES
Interest Income	$(126,989)	$(92)
Interest Expense	$-	$-
Investment Income	$(43,077)	$(51,110)
Foreign currency translation (gain) loss	$9,936	$12,309
Depreciation	$1,361	$1,361
Amortization	$264,351	$329,420
Other income	$(4,833)	$(1,457)
Franchise and other taxes	$27,233	$418
Loss on liquidation of subsidiary
Minority interest in earnings of subsidiaries	$(29,894)	$(34,729)

TOTAL OTHER (INCOME) & EXPENSES	$98,088	$256,120

NET INCOME/(LOSS)	$(504,438)	$(946,999)

Income from the sale of certain assets (non-recurring)	$-	$1,580,796

NET INCOME ATTRIBUTABLE TO LEGION WORKS, INC. AND SUBSIDIARIES	$(504,438)	$633,797

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LEGION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Number of shares	Super Voting Common Stock	Number of shares	Voting Common Stock	Additional paid-in capital	Retained Earnings	Total

BALANCE, DECEMBER 31, 2023	9,350,000	935	4,701,440	470	10,708,721	(6,136,894)	4,573,232

Issuance of shares			4,495	0	11,225		11,226

Net income/(loss) from operations						5,090	5,090

Termination of subsidiary						66,559	66,559

Cost of raising capital					(35,758)		(35,758)

BALANCE, JUNE 30, 2024	9,350,000	$935	4,705,935	$470	$10,685,268	$(5,503,097)	$5,183,576

BALANCE, DECEMBER 31, 2024	9,350,000	$935	4,705,935	$470	$10,684,188	$(6,065,246)	$4,620,348

Net loss from operations						(504,438)	(504,438)

Cost of raising capital					(24,062)		(24,062)

BALANCE, JUNE 30, 2025	9,350,000	$935	4,705,935	$470	$10,660,126	$(6,569,684)	$4,091,848

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LEGION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASHFLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	June 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income/(Loss)	$(504,438)	$(946,999)
Depreciation	$1,361	$1,361
Amortization	$264,351	$329,420
Minority interest in subsidiary earnings	$(29,894)	$(34,729)
Adjustments to reconcile net income to cash provided by
operating activities:
Changes in operating assets and liabilities	$260,511	$145,862
Net cash provided by (utilized in) operating activities	$(8,109)	$(505,085)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary
Cash from sale of certain assets	$-	$900,000
Notes Receivable	$289,301	$(932,500)
Intangible assets	$-	$792,354
Net cash provided by (used in) investing activities	$289,301	$759,854

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	$-	$-
Additional paid-in capital, net of capital raise expenses	$(24,062)	$(23,454)
Net cash provided by (used in) financing activities	$(24,062)	$(23,453)

Net (decrease)/increase in cash and cash equivalents	$257,130	$231,316

Cash and cash equivalents, beginning of period	$2,608,436	$2,841,934

Cash and cash equivalents, end of period	$2,865,567	$3,073,249

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

NOTE 1 - SUMMARY OF ORGANIZATION

ORGANIZATION

Legion Works, Inc. (the Company) is organized as an information technology software development and acquisition company incorporated as a Delaware corporation and located in San Diego, California. The Company was incorporated on November 20, 2019 as a Delaware Corporation. The Company’s corporate year-end is December 31.

The Company was formed for the purpose of building and buying online software products and aiming to grow these products through centralizing administrative functions as well as using its skills and experience in product development, sales and marketing to grow each of these businesses. The Company originally aimed to find and develop business opportunities primarily in online software, including, but not limited to, marketing and sales software tools, e-commerce, and online marketplaces. Its focus was on finding early stage products that it believed it could acquire and grow or to build products to launch and grow in high growth markets. Since the Company’s founding, the technology market dynamics and opportunities have changed significantly. For example, since its founding, Artificial Intelligence (AI) has become mainstream and has created both disruption and opportunity. Additionally, the Company has faced significant market disruptions such as reduced venture investing in 2023-2024 impacting its customers, a high inflationary environment increasing its costs of doing business and recent tariffs creating challenges within the e-commerce market. While its original focus was on Software as a Service (SaaS), the cost of acquiring and developing SaaS products as well as the time required to reach sustainable revenue levels means the company has had to regularly evolve its focus. The Company has had to remain flexible to changing market dynamics in seeking online opportunities that it believes are ripe for innovation, where it believes it has the expertise to pursue such opportunities, and where it can afford to execute products and businesses given its current resources. As an example, the Company expanded its focus to include marketplace and e-commerce businesses, as it believed that such businesses would be more affordable to operate and scale. From the beginning, the Company has aimed to centralize operations while adding sales, marketing and product initiatives at its subsidiaries. Like many companies that have taken a similar approach to building and buying early-stage products in speculative technology markets, the Company has faced challenges in allocating resources to support the growth of many products simultaneously. During 1H 2025, the Company spent considerable effort exploring strategic updates to its business plan and approach while simultaneously balancing management of its existing subsidiaries, R&D of additional products and possible acquisitions of companies in more durable markets.

Since November 20, 2019 (inception), the Company has relied upon its shareholders equity and sales of certain assets (see Note 11) to fund cash flow to pay for operating expenses and other obligations. For the period from inception to June 30, 2025, the Company has generated losses aggregating $6,569,684. These matters do raise concern about the Company’s ability to continue as a going concern (see Note 9). The Company’s most recent attempts to raise additional capital through Regulation A+ ended in January 2024. These efforts fell short of the Company’s target of raising $3M-$5M in additional net capital. As of June 30, 2025 the Company was considering its options for raising additional capital. There can be no assurance that the Company will successfully be able to continue raising capital and to generate profitable operations to sustain operations.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Our Business Startups Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements may require the use of estimates and assumptions that affect the assets and liabilities reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur. All intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, technology changes or disruption, changes to the cost of acquiring customers, competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash with a financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company maintains balances in excess of the federally insured limits.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account and online payment platforms. As of June 30, 2025 and December 31, 2024, the Company had $2,865,566 and $2,608,436 of cash on hand, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in Consolidated Statements of Operations and is provided over the estimated useful life of the assets as follow:

Computer Equipment	- 5 years straight line
Servers	- 10 years straight line
Software	- 3 years straight line

RECEIVABLES AND CREDIT POLICY

Based upon monthly contracts, (see discussion below), the Company sells subscriptions to use the various software app platforms. Trade receivables from subscribing customer contracts are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables will be stated at the amount billed to the customer. Payments of trade receivables will be allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced any write-downs in its accounts receivable balances.

INTANGIBLE ASSETS

SOFTWARE RESEARCH AND DEVELOPMENT COSTS

The Company develops, maintains and evolves websites and web applications (software) to support its revenue efforts in the market. In 1H 2025, the Company continued to conduct additional research and development on two new products. These efforts were conducted within the Expedition Community, Inc subsidiary. The first product started as an AI tool for predictive lead generation but then evolved into an AI Shopping Assistant for E-commerce sites. The other product is a Direct To Consumer product in the supplements space. As of June 30, 2025, both of these products continue to be in the research and development phase. The Company hopes these products can be commercialized in 2025, but this is subject to numerous internal and external variables and cannot be assured.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

The Company’s other current software offerings include a web application for website owners to help convert website visitors into customers and leads, a web application to enable website owners to send web push notifications, and an e-commerce marketplace to help software developers earn initial customers through lifetime deals. 2025 saw the continued development and adoption of Artificial Intelligence technologies in the market, which the Company believes creates both opportunities and challenges for these software offerings. The Company is evaluating the viability of creating AI products or adding AI into its existing products based on its current resources.

During 2023 and 2024, the Company also developed an early version of an online marketplace for athletes to earn money in an NIL compliant manner and an online community for growth marketing leaders. The Company had plans to launch both of these products to market and took initial steps to do so. However, given that the Company saw limited success in raising capital in 2023 and 2024, Management decided it would be best to limit further efforts on these products so it could focus on current products and other products which it believes will require less resources to successfully get to market. The Company also owns a Freelance Web Application that it retained in the partial asset sale of Growth Collective in 2024. This Freelance Web Application continues to have value. However, given current resources and the highly competitive freelance market, Management does not believe the timing is right to attempt to repurpose and market this Web Application in other vertical markets.

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to purchase and or develop multiple interactive software platforms, monetized through contract subscription revenues. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform Apps. The Company applies the GAAP capitalization requirements of the “waterfall” approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

Costs incurred in connection with the development of software products are accounted for in accordance with ASC 985-20, Costs of Software to Be Sold, Leased or Marketed. Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Software development costs are capitalized after a product is determined to be technologically feasible and in the process of being developed for market. Capitalization of costs ceases after the general release of the software. Amortization of capitalized software development costs begins upon the release of the software. Capitalized software development costs will be amortized over the estimated life of the related product using the straight-line method.

The Company accounts for costs incurred to develop software for internal use in accordance with ASC 350-40, Internal-Use Software. As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Revenue from proprietary perpetual (one-time charge) license software is recognized at a point in time at the inception of the arrangement when control transfers to the client, if the software license is distinct from the post-contract support offered by the Company.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

The Company monetizes and forecasts the revenues from the multiple platform Apps software and amortizes the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Research to determine the economic viability of potential software and the maintenance of the ultimate developed platform is expensed.

DEFERRED SYNDICATION EXPENSE

Financial Accounting Standard Board Accounting Standards Codification number 340-10-S99-1, Other Assets and Deferred Costs, allows specific, incremental costs directly related to securities offerings to be deferred and charged against the gross proceed of the offering. The Company wrote off deferred syndication expenses, including professional fees, marketing, broker dealer and other related expenses in the amount of $24,062 and $35,758 in June 2025 and December 2024, respectively.

IMPAIRMENT AND FAIR VALUE MEASUREMENTS

Long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test is typically based on undiscounted cash flows and, if impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Goodwill is tested for impairment at least annually, in the fourth quarter and whenever changes in circumstances indicate an impairment may exist. The goodwill impairment test is performed at the reporting unit level, which is generally at the level of or one level below an operating segment

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820) - Changes to the Disclosure Requirement for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliation of Level 1, Level 2 and Level 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management evaluated this guidance and there is material impact on the consolidated financial statements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

REVENUE RECOGNITION

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon management’s analysis of the subscriber contracts, historically, the contracts are renewed on average over a seven to twelve months period. The Company also recognizes revenue from the sale, leasing or licensing of software, which is accounted for as a long-term contract if significant customization or modification is involved. Otherwise, revenue from the sale, leasing or licensing of software will be recognized when there is persuasive evidence an arrangement exists, delivery has occurred, the Company’s price is fixed or determinable, and collection of the sales price is probable. The Company also recognizes revenue from the monetization of its platform applications once performance obligations as required under our customers’ contracts have been satisfied. For the periods ending June 30,2025 and 2024, the Company generated revenues of $637,832 and $822,718, respectively. This reduction in revenues is a result of the Company no longer earning revenue from Growth Collective following the asset sale to Toptal, as well as from lower Revenue within the Hello Bar subsidiary. Given limited resources, the Company intentionally reduced marketing spend and efforts on Hello Bar and Dealify in 1H 2025 vs 1H 2024.

Hello Bar generates its revenue from different subscription plans offered to its users. Revenue is recognized gradually over the subscription period as the performance obligations are satisfied.

Dealify Inc generates revenue through its platform where third-party affiliates offer products for entrepreneurs. Revenue is recognized when the product is sold, and payment is received.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There is no income tax provision for the Company for the period from inception through June 30, 2025, as the company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2025, the unrecognized tax benefits accrual was zero.

The Company is a C Corporation under the Internal Revenue Code and a similar section of the state code.

All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes. Current year expense represents the amount of income taxes paid, payable or refundable for the period.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the consolidated financial statements.

The Company’s income tax returns from 2019 to 2023 are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2025, there is no ongoing examination with federal, state and local governmental authorities. To the extent penalties and interest are incurred through an examination, they would be included in the income tax section of the consolidated statements of operations.

TRANSLATION OF NON-U.S. CURRENCY AMOUNTS

Assets and liabilities of non-U.S. subsidiaries that have a local functional currency are translated to U.S. dollars at year-end exchange rates. Translation adjustments are recorded in the balance sheets. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. These transaction gains and losses are included in net income (loss) for the period in which exchange rates change.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2021, the FASB issued Accounting Standards Update (ASU) 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 changes the accounting for contract assets and liabilities acquired in a business combination by requiring an acquiring entity to measure contract assets and liabilities in accordance with FASB Accounting Standards Codification (FASB ASC) 606, Revenue from Contracts with Customers. Under current GAAP, an acquirer generally recognizes assets acquired and liabilities assumed in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers and other similar contracts that are accounted for in accordance with FASB ASC 606, at fair value on the acquisition date. Initial fair value measurement for acquired revenue contracts in a business combination can be complex and require significant judgment. Moreover, diversity exists in current practice for determining the fair value of contract liabilities for certain revenue arrangements and stakeholders have raised questions about how to apply FASB ASC 805, Business Combinations, to contracts with a customer acquired in a business combination. To address those issues, ASU 2021-08 requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with FASB ASC 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with FASB ASC 606 as if it had originated the contracts. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in ASU 2021-08 should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Management is currently evaluating the impact of adopting this new guidance on the Company’s consolidated financial statements.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company has no lease that is over 12 months term as of June 30, 2025. Management does not expect to have material impact on the consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance.

NOTE 4 – CLOUD BASED AND APP PLATFORM SOFTWARE AND INTANGIBLE ASSETS

The following schedule sets forth the cloud based and app platform software and intangible assets of the Company as of June 30,2025 and December 31, 2024.

Description		2025	2024
Customer contracts	(a)	626,610	626,610
Restrictive covenants	(a)	90,000	90,000
Subscribers marketing software	(b)	450,000	450,000
Application platform software	(b)	1,250,000	1,250,000
Website	(b)	135,000	135,000
Domain, brand, trademark and other	(b)	317,922	317,922
Customer database	(b)	70,000	70,000
Email marketing	(b)	140,000	140,000
Organic web traffic	(b)	60,500	60,500
Market analytics	(b)	53,421	53,421
Freelance marketplace web app	(b)	373,291	373,291
Goodwill	(c)	17,280	17,280
Total Intangibles		3,584,025	3,584,025
Less: Accumulated Amortization		(2,950,840)	(2,686,489)
Net Book Value		633,185	897,536

(a)	Three-year useful life
(b)	Five-year useful life
(c)	Fifteen-year useful life

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

Acquired finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. If the estimated useful life assumption of any asset is changed the remaining unamortized balance is amortized over the revised estimated useful life. The Company decided to provide full-year amortization for the intangible assets in the year of purchase irrespective of the date on which acquisition was done.

NOTE 5 – DEVELOPMENT OF MARKET ANALYTICS

During 2024, the Company identified potential new market opportunities to more fully exploit economic opportunities within the roster of existing products in which the Company has leadership skills and experience as well as to explore new opportunities. As of December 31, 2024, the Company invested $53,421 in continued market analysis of (a) an online community for growth leaders to learn, network and share ideas and best practices and (b) a mobile-centric product that enables sport fans to support their favorite athletes in an N.I.L (Name Image Likeness compliant manner. Given the Company’s updated focus and limited resources, further analysis on these opportunities was paused in the second half of 2024.

In 2025, the Company conducted market analysis of (c) an AI question and answer product for websites and (d) a Direct To Consumer e-commerce supplements brand.

NOTE 6 – STOCKOLDERS’ EQUITY

The Stockholder’s equity is comprised of two classes of common stock: Super Voting Common Stock and Common Stock. As of June 30, 2025, the company has authorized the issuance of 20,000,000 shares of Super Voting Common Stock and 80,000,000 shares of its Voting Common Stock, see discussion below for additional information.

SUPER VOTING COMMON STOCK

Super Voting Common Stock has a par value of $0.0001, 9,350,000 issued and outstanding as of June 30, 2025 and December 31, 2024. Each shareholder shall have four votes (4) for each share held by such shareholder.

COMMON STOCK UNITS

Voting Common Stock has a par value of $0.0001, 4,705,935 shares issued and outstanding as of June 30, 2025 and December 31, 2024. Each shareholder shall have one vote (1) for each share held by such shareholders.

The Company was authorized to issue 11,400,000 Common Stock Units (“Units”), consisting of one share of Voting Common Stock and one-half warrant to purchase one half share of Voting Common Stock (a total of 5,700,000 warrants) through an offering exemption from registration under Regulation A (the “Regulation A Offering”) which is currently not open. The shares of Voting Common Stock and the warrants that are components of the Units were immediately separable and issued separately but were to be purchased together. The warrants are exercisable within 18 months from the date of issuance, when they expire. The price for each Unit sold after January 2, 2022 was $3.60 and the exercise price for each warrant was $4.65 per share of the Company’s Voting Common Stock, subject to adjustment (“2022 Warrant”). Between May 18, 2021, and January 2, 2022, the price for each Unit was $3.00 and the exercise price for each warrant was $3.90 per share of the Company’s Voting Common Stock (“2021 Warrant”). Prior to May 18, 2021, the price for each Unit was $2.50 and the exercise price for each warrant was $3.25 per share of the Company’s Voting Common Stock. As of June 30, 2025, the Company has issued 4,705,935 shares of Voting Common Stock.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

WARRANTS

Pursuant to the offering described under Note 6 Stockholders’ Equity, the Company will issue warrants to purchase one-half of one share of Voting Common Stock at a purchase price of $4.65 and $3.90 per share of common stock for 2022 Warrant and 2021 Warrant, respectively.

LEGAL MATTERS

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2025, there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

On August 1st, 2025 Co-Founder and Former Chairman of the Board Mike Kamo surrendered all of his shareholdings of 5,860,000 Super Voting Common shares and 800 Voting Common shares. The Company retired these shares as part of this surrender. Mr. Kamo believed this was in the best interest of the Company and its shareholders as it would provide the Company with the possibility of raising additional capital and possibly issuing additional stock options to team members without heavily diluting the remaining shareholders. As part of this surrender, Mr. Kamo also resigned from the Board of Directors. The stock surrender and Board resignation of Mr. Kamo were approved by the Board of Directors on August 1st, 2025. Current Chief Operating Officer Caleb Green was nominated and approved as a Director. At this time, the Company’s Board of Directors consists of two Board members, Ryan Bettencourt and Caleb Green. The Company is considering adding Board members and is in discussion with possible Board members, but no official nominations have been made at this time.

NOTE 9 – GOING CONCERN

These consolidated financial statements are prepared on a going concern basis. The Company began operation in 2019. For the period from inception to June 30, 2025, the Company has losses aggregating $6,569,684. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company is not yet profitable, which means it relies upon funds from investors (along with any profits generated) to pay for its operations. This is common among startups, and it is the reason startups seek to raise capital. Over time the Company aims to grow its revenue and manage its spending to become profitable, but until that happens, the Company’s ability to operate is reliant upon our ability to raise money from investors.

NOTE 10 - TERMINATION OF OPERATIONS OF CONVERT MORE, INC.

During 2024, management of the Company decided to terminate operations of its subsidiary company Convert More, Inc. As of December 31, 2024, all of the assets of Convert More, Inc. have been fully amortized and the outside liabilities have been fully paid. Due to the said termination there is a loss recognized of $67,500 at December 31, 2024.

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LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

NOTE 11 - SALE OF SELECTED ASSETS OF SUBSIDIARY COMPANY

In connection with a Purchase Agreement signed and dated June 18, 2024, The Company and its subsidiary, Growth Collective Solutions, Inc. sold to an independent company (Purchaser), certain business assets, subject to the Purchaser assuming certain liabilities net of assets applicable to the subsidiary’s business. The Purchaser is a global remote company that provides a freelancing platform, connecting businesses with software engineers, Revenue Recognition directly to independent marketing talent (“Talent”). The Talent contracts directly with the client within and outside of a Platform.

The assets sold by the subsidiary include domain names, the website, client contracts, specific accounts payable and accounts receivable, the database of freelance marketers, and intangible assets necessary to operate the Website. Assets excluded from the sale, among other assets, include a web application (Platform) software, launched in October 2023, all contracts and accounts not assigned and not required to operate the website, employees, the company’s proprietary web application, including Source Code, the account with Amazon Web Services, cash and non-specified accounts payable and accounts receivable.

The purchase price for the assets set forth above is $2,250,000 plus the liabilities assumed net of assets transferred in the amount of $9,745. The purchase price is payable as follows: $900,000 at closing and $1,350,000 payable without interest on the unpaid amounts, over a twenty-four-month period of $337,500 every six months. The payment of $1,350,000 (Holdback Amount) may be reduced by Purchaser based on claims and remedies under the Purchase Agreement for violations of the representations and warranties set forth in the Purchase Agreement. The first and second instalments of $337,500 were received on January 3, 2025 and June 18, 2025, respectively.

In addition to the Purchase Agreement, the Company entered into a Transition Services Agreement, dated June 18, 2024 to provide the Purchaser with transition services including pipeline active leads, register of past clients and leads, possible assistance maintaining client organic lead acquisitions performance, communications with current clients, and communications with current freelancers during the first 90 days after signing. The Company also will provide technical assistance for migration, access to specific external service accounts, redirection of signup forms and marketing announcements. Some of these transition services are to be reimbursed at an hourly rate. Specifically, work completed by a specified employee and a specified contractor will be reimbursed at a specified hourly rate up to a maximum of $25,000 during the 90-day transition and an additional maximum of $15,000 after the transition period. provided without compensation to the Company (other than out-of-pocket cost reimbursements). As on December 31, 2024, the services required under the Transition Services Agreement were completed by the Company. As per the Transition Services Agreement the Company was reimbursed $40,129.

The proceeds of the sale of the selected assets of the subsidiary was $1,580,796, based upon the discounted present value of the contractual installment sale price of $2,250,000, assuming interest at the rate of 8.50% per annum is $1,832,500. The net undepreciated costs of the assets that were sold on June 18, 2024, are $961,158.

For income tax purposes, the Company will elect to report the income on the installment sale method of accounting for the gain on sale of assets. Timing differences will arise applicable to deferred income taxes.

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Item 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
2.3	Amendment No. 1 to Bylaws (3)
3.1	Form of Warrant (4)
4.1	Subscription Agreement (4)
6.1	Stock Award Agreement (2)
6.2	Hello Bar, LLC Purchase Agreement (3)
6.3	Asset Purchase Agreement and Transition Services Agreement dated as of June 18, 2024(5)+
6.4	Amendment No. 1 to Asset Purchase Agreement(5)+
6.5	Employment Agreement of Caleb Green (4)

____________

+ Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

(1)	Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(2)	Filed as an exhibit to the Legion Works, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11169 and incorporated herein by reference).

(3)	Filed as an exhibit to the Legion Works, Inc. Report on Form 1-U (filed January 7, 2021, and incorporated herein by reference).

(4)	Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K (filed July 5, 2022, and incorporated herein by reference).

(5)	Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K (filed October 11, 2024, and incorporated herein by reference).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 29, 2025.

Legion Works, Inc.

By:	/s/ Ryan Bettencourt
Ryan Bettencourt CEO of Legion Works, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated

Date: September 29, 2025	By:	/s/ Ryan Bettencourt
Ryan Bettencourt
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

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